UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 4) *

TPG Specialty Lending, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

Timothy M. Walsh

Director

State of New Jersey

Division of Investment

50 West State Street, 9th Floor

P.O. Box 290

Trenton, NJ 08625-0290

(609) 292-5106

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

None

(CUSIP Number)

February 6, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

1	NAME OF REPORTING PERSONS State of New Jersey Common Pension Fund B
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 69,538 shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 69,538 shares**
	10	SHARED DISPOSITIVE POWER 0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 69,538 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.8%
14	TYPE OF REPORTING PERSON (See Instructions) EP

**See Item 4 of the Statement regarding transfer restrictions.

Explanatory Note:

This Amendment No. 4 amends the Schedule 13D originally filed with the United States Securities and Exchange Commission (the “Commission”) by the Reporting Person on June 24, 2011, as amended by Amendment No. 1 filed with the Commission on August 5, 2011, Amendment No. 2 filed with the Commission on December 7, 2011 and Amendment No. 3 filed with the Commission on May 24, 2012 (the “Statement”) relating to the Common Stock, $0.01 par value, of TPG Specialty Lending, Inc., a Delaware corporation (the “Issuer”). The purpose of this Amendment No. 4 is to report a change in the Reporting Person’s percentage of beneficial ownership resulting from an increase in the number of outstanding shares of Common Stock. Unless otherwise indicated, all capitalized terms used herein shall have the meanings ascribed to them in the Statement, and unless amended or supplemented hereby, all information previously filed remains in effect.

Item 3. Source and Amount of Funds or Other Consideration:

Item 3 of the Statement is hereby supplemented as follows:

On June 18, 2012, pursuant to the Subscription Agreement with the Issuer, the Fund agreed to purchase from the Issuer in a private transaction an additional 5,295 shares of Common Stock for an aggregate purchase price of $5,324,497 (the “Sixth Closing”).

On December 10, 2012, pursuant to the Subscription Agreement with the Issuer, the Fund agreed to purchase from the Issuer in a private transaction an additional 14,138 shares of Common Stock for an aggregate purchase price of $14,255,314 (the “Seventh Closing”).

The source of funds for the above-referenced purchases was the working capital of the Fund.

In addition to the above-referenced transactions, an additional 1,144 shares of Common Stock and 1,303 shares of Common Stock were issued to the Fund on August 7, 2012 and November 13, 2012, respectively, upon reinvestment of dividends pursuant to the terms of the Subscription Agreement.

Item 4. Purpose of Transaction:

Item 4 of the Statement is hereby amended and restated in its entirety to read as follows:

The Fund acquired the securities of the Issuer covered by this Schedule 13D for investment purposes and does not have a present intent to acquire or influence control over the business of the Issuer. In addition, the Fund has acquired certain rights and obligations with respect to the Issuer that are contained in the Subscription Agreement, which was filed as Exhibit 99.1 to the Statement and is incorporated by reference herein.

Pursuant to and in accordance with the terms of the Subscription Agreement, the Fund has agreed to purchase shares of Common Stock from the Issuer for an aggregate purchase price of up to $200,000,000, inclusive of 10,527 shares of Common Stock purchased at the Initial Closing, 16,640 shares of Common Stock purchased at the Second Closing, 2,104 shares of Common Stock purchased at the Third Closing, 5,657 shares of Common Stock purchased at the Fourth Closing, 12,122 shares of Common Stock purchased at the Fifth Closing, 5,295 shares of Common Stock purchased at the Sixth Closing and 14,138 shares of Common Stock purchased at the Seventh Closing. As set forth in the Subscription Agreement, additional purchases are to occur in one or more subsequent closings on dates to be selected by the Issuer in its sole discretion (each, a “Closing Date”) at a price per share equal to the per share net asset value as of the respective Closing Date.

Also pursuant to the Subscription Agreement, subject to certain limitations, the Fund will be entitled to have one nonvoting observer at all meetings of the Board of Directors of the Issuer.

While it is not its present intention of the Fund to do so, the Fund may from time to time, subject to any legal or contractual restrictions, seek to dispose of some or all of its interests in the Common Stock held by it in privately negotiated transactions, through a public offering, or otherwise, based on its ongoing evaluation of the investment, prevailing market conditions, liquidity needs and such other factors and considerations as it may deem relevant. The Subscription Agreement contains certain restrictions on the transfer of the shares of Common Stock acquired thereunder, including, among others, a requirement that, prior to a qualified initial public offering of Common Stock by the Issuer, the Fund obtain the written consent of the Issuer’s Adviser (as such term is defined in the Subscription Agreement) prior to effecting any transfer of shares.

Except as described herein, the Fund does not have any plans or proposals which relate to or would result in any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Fund may, at any time and from time to time, formulate other purposes, plans or proposals regarding the Issuer or any of its securities.

Item 5. Interest in Securities of the Issuer:

Item 5 of the Statement is hereby amended and restated in its entirety to read as follows:

(a)	Based upon information provided by the Issuer, there are 504,862 shares of Common Stock outstanding. The aggregate number and percentage of the class of securities beneficially owned by the Fund is 69,538 shares, representing 13.8% of the outstanding shares of Common Stock.

(b)	The number of shares as to which the Fund has:

(i) Sole power to vote or to direct the vote: 69,538 shares

(ii) Shared power to vote or to direct the vote: 0 shares

(iii) Sole power to dispose or to direct the disposition of: 69,538 shares**

(iv) Shared power to dispose or to direct the disposition of: 0 shares

(c)	None

(d)	None

(e)	Not applicable

**See Item 4 regarding transfer restrictions.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2013	State of New Jersey Common Pension Fund B By: Division of Investment

	By:	/s/Timothy M. Walsh
Timothy M. Walsh Director